Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-54394

PROSPECTUS SUPPLEMENT NO. 16 DATED FEBRUARY 25, 2003
TO PROSPECTUS DATED FEBRUARY 6, 2001,
AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENT NOS. 1 THROUGH 15

CHARTER COMMUNICATIONS, INC.

$750,000,000 of 5.75% Convertible Senior Notes due 2005 and 34,786,650 Shares of
Class A Common Stock Issuable Upon Conversion of the 5.75% Convertible Senior Notes due 2005
and
31,664,667 Issued or Issuable Shares of Class A Common Stock

This prospectus supplement relates to (1) $750,000,000 aggregate principal amount of 5.75% Convertible Senior Notes due 2005 of Charter Communications, Inc., and 34,786,650 shares of Class A common stock of Charter Communications, Inc., which are initially issuable upon conversion of the notes, plus an indeterminate number of shares as may become issuable upon conversion as a result of adjustments to the conversion rate; and (2) 31,664,667 shares of Class A common stock of Charter Communications, Inc. issued or issuable to certain entities in connection with Charter Communications, Inc.'s purchase of certain cable systems in 2000 plus an indeterminate number of shares as may become issuable upon certain events. This prospectus supplement should be read in conjunction with the prospectus dated February 6, 2001, Prospectus Supplement No. 1 dated February 16, 2001, Prospectus Supplement No. 2 dated February 20, 2001, Prospectus Supplement No. 3 dated March 15, 2001, Prospectus Supplement No. 4 dated April 3, 2001, Prospectus Supplement No. 5 dated April 30, 2001, Prospectus Supplement No. 6 dated May 3, 2001, Prospectus Supplement No. 7 dated May 18, 2001, Prospectus Supplement No. 8 dated June 5, 2001, Prospectus Supplement No. 9 dated July 6, 2001, Prospectus Supplement No. 10 dated July 16, 2001, Prospectus Supplement No. 11 dated October 1, 2001, Prospectus Supplement No. 12 dated October 4, 2001, Prospectus Supplement No. 13 dated November 27, 2001, Prospectus Supplement No. 14 dated June 14, 2002 and Prospectus Supplement No. 15 dated September 18, 2002, which are to be delivered with this prospectus supplement.

The information appearing in the table below, as of the date hereof, supersedes the information in the table appearing under the heading "Selling Securityholders" in Prospectus Supplement No. 15:

| | CONVERTIBLE SENIOR NOTES | | SHARES OF CLASS A COMMON STOCK | |
	AMOUNT OF NOTES OWNED BEFORE OFFERING	PRINCIPAL AMOUNT OF NOTES THAT MAY BE SOLD	SHARES OWNED BEFORE OFFERING	SHARES THAT MAY BE SOLD
AAM/Zazove Institutional Income Funds, LP (GS).....................	1,300,000	1,300,000	0	60,297
AFTRA Health Fund...	1,000,000	1,000,000	0	46,382
AIG/National Union Fire Insurance Ltd....................................	800,000	800,000	0	37,106
AIG Soundshore Opportunity Holding Fund, Ltd.......................	3,500,000	3,500,000	0	162,338
AIG Soundshore Strategic Holding Fund, Ltd............................	4,000,000	4,000,000	0	185,529
AIM Strategic Income Fund..	1,500,000	1,500,000	0	69,573
Alexandra Global Investment Fund I Ltd.................................	3,000,000	3,000,000	0	139,147
Aloha Airlines Non-Pilots Pension Trust.................................	245,000	245,000	0	11,364
Aloha Pilots Retirement Trust..	140,000	140,000	0	6,494
Alpha US Sub Fund VIII, LLC..	1,250,000	1,250,000	0	57,978
Alpine Associates..	5,600,000	5,600,000	0	259,740
Alpine Partners, L.P..	900,000	900,000	0	41,744
Argent Classic Convertible Arbitrage Fund Ltd.......................	4,000,000	4,000,000	0	185,529
Argent Classic Convertible Arbitrage Fund (Bermuda) L.P..........	11,000,000	11,000,000	0	510,204
Argent Convertible Arbitrage Fund L.P..................................	10,000,000	10,000,000	0	463,822
Aristeia International, Limited..	5,160,000	5,160,000	0	239,332
Aristeia Trading, L.P...	3,340,000	3,340,000	0	154,917
Arkansas PERS..	800,000	800,000	0	37,106
Arkansas Teachers Retirement...	6,376,000	6,376,000	0	295,733
Associated Electric & Gas Insurance Services Limited................	800,000	800,000	0	37,106
Bank Austria Cayman Islands, Ltd...	9,125,000	9,125,000	0	423,237
Baptist Health of South Florida..	407,000	407,000	0	18,878
BBT Fund, L.P...	16,000,000	16,000,000	0	742,115
Bear, Stearns & Co. Inc. (1)..	5,000,000	5,000,000	0	231,911
Black Diamond Offshore, Ltd..	281,000	281,000	0	13,033
BNP Paribas Equity Strategies..	13,845,000	13,845,000	0	642,161
BNP Cooper Neff Convertible Strategies Fund, L.P....................	1,155,000	1,155,000	0	53,571
Boilermakers Blacksmith Pension Trust...................................	1,075,000	1,075,000	0	49,861
Boston Museum of Fine Arts...	170,000	170,000	0	7,885
Boulder II Limited..	6,762,000	6,762,000	0	313,636
BP Amoco PLC Master Trust..	2,162,000	2,162,000	0	100,278
BT Equity Opportunities..	4,000,000	4,000,000	0	185,529
BT Equity Strategies...	1,500,000	1,500,000	0	69,573
C&H Sugar Company, Inc..	385,000	385,000	0	17,857
Canyon Capital Arbitrage Master Fund, Ltd............................	5,400,000	5,400,000	0	250,464
Canyon Value Realization (Cayman), Ltd.................................	22,925,000	22,925,000	0	1,063,312
Capital Guardian Global Convertible Fund #011........................	290,000	290,000	0	13,451
CIBC World Markets (1)...	800,000	800,000	0	37,106
CIBC World Markets (International) Arbitrage Corp.................	4,000,000	4,000,000	0	185,529
Citi JL, Ltd..	117,000	117,000	0	5,427
Clinton Riverside Convertible Portfolio Limited........................	7,000,000	7,000,000	0	324,675
Common Fund Event Driven Company 6.................................	107,000	107,000	0	4,963
Conseco Annuity Assurance - Multi Bucket Annuity Convertible Bond Fund..	1,000,000	1,000,000	0	46,382
Conseco Fund Group - Convertible Securities Fund....................	1,000,000	1,000,000	0	46,382

	CONVERTIBLE SENIOR NOTES		SHARE OF CLASS A COMMON STOCK	
	AMOUNT OF NOTES OWNED BEFORE OFFERING	PRINCIPAL AMOUNT OF NOTES THAT MAY BE SOLD	SHARES OWNED BEFORE OFFERING	SHARES THAT MAY BE SOLD
DeAM Convertible Arbitrage Fund, Ltd.	2,200,000	2,200,000	0	102,041
Deephaven Domestic Convertible Trading Ltd.	16,250,000	16,250,000	0	753,711
Delaware PERS.	1,550,000	1,550,000	0	71,892
Delta Pilots D&S Trust.	440,000	440,000	0	20,408
D.E. Shaw Valence, L.P.	1,600,000	1,600,000	0	74,212
D.E. Shaw Investments, L.P.	400,000	400,000	0	18,553
Deutsche Bank Securities Inc.	24,300,000	24,300,000	0	1,127,087
Double Black Diamond Offshore, LDC.	1,168,000	1,168,000	0	54,174
Duckbill & Co.	2,500,000	2,500,000	0	115,955
Engineers Joint Pension Fund.	700,000	700,000	0	32,468
Enterprise Convertible Security Fund.	101,000	101,000	0	4,685
Evergreen Equity Income Fund.	7,000,000	7,000,000	0	324,675
F.R. Convr Sec Fn.	85,000	85,000	0	3,942
Family Service Life Insurance Company.	300,000	300,000	0	13,915
Federated American Leaders Fund Inc.	18,500,000	18,500,000	0	858,071
Federated Equity Funds, on behalf of its Federated Capital Appreciation Fund.	7,600,000	7,600,000	0	352,505
Federated Equity Income Fund, Inc.	42,000,000	42,000,000	0	1,948,052
Federated Insurance Series, on behalf of its Federated American Leaders Fund II.	2,400,000	2,400,000	0	111,317
Federated Insurance Series, on behalf of its Federated Equity Income Fund II.	1,600,000	1,600,000	0	74,212
Fidelity Financial Trust Fidelity Convertible Securities Fund.	13,250,000	13,250,000	0	614,564
Forms Series Fund, Inc on behalf of its American Leaders Series.	50,000	50,000	0	2,319
Gaia Offshore Master Fund Ltd.	7,000,000	7,000,000	0	324,675
Gary Anderson Marital Living Trust.	200,000	200,000	0	9,276
General Motors Employees Global Group Pension Trust.	3,500,000	3,500,000	0	162,338
General Motors Welfare Benefit Trust (LT - VEBA).	2,500,000	2,500,000	0	115,955
Goldman, Sachs & Co. (1).	63,437,000	63,437,000	0	2,942,347
Grace Brothers, Ltd.	2,500,000	2,500,000	0	115,955
Greyhound Lines Inc.	50,000	50,000	0	2,319
Guardian Life Insurance Company of America.	10,200,000	10,200,000	0	473,098
Guardian Pension Trust.	400,000	400,000	0	18,553
Hawaiian Airline Pilots Retirement Plan.	220,000	220,000	0	10,204
Hawaiian Airlines Employees Pension Plan - IAM.	115,000	115,000	0	5,334
Hawaiian Airlines Pension Plan for Salaried Employees.	25,000	25,000	0	1,160
HBK Master Fund L.P.	46,000,000	46,000,000	0	2,133,581
HFR Master Fund, Ltd.	200,000	200,000	0	9,276
HFR TQA Master Trust.	100,000	100,000	0	4,638
Highbridge International LLC.	25,900,000	25,900,000	0	1,201,299
Hotel Union and Hotel Industry of Hawaii.	490,000	490,000	0	22,727
ICI American Holdings Trust.	825,000	825,000	0	38,265
Island Holdings.	50,000	50,000	0	2,319

	CONVERTIBLE SENIOR NOTES		SHARE OF CLASS A COMMON STOCK	
	AMOUNT OF NOTES OWNED BEFORE OFFERING	PRINCIPAL AMOUNT OF NOTES THAT MAY BE SOLD	SHARES OWNED BEFORE OFFERING	SHARES THAT MAY BE SOLD
Jefferies & Company Inc..	10,000	10,000	0	464
JMG Capital Partners, LP.......................................	10,500,000	10,500,000	0	487,013
Julius Baer Securities, Inc......................................	450,000	450,000	0	20,872
KBC Financial Products USA..................................	2,000,000	2,000,000	0	92,764
Lancer Securities Cayman Ltd..................................	800,000	800,000	0	37,106
LDG Limited..	250,000	250,000	0	11,596
Leonardo, L.P..	11,950,000	11,950,000	0	554,267
Levco Alternative Fund, Ltd...................................	3,173,000	3,173,000	0	147,171
Lexington Vantage Fund, LTD	50,000	50,000	0	2,319
Lipper Convertibles, L.P..	12,000,000	12,000,000	0	556,586
Lumberman's Mutual Casualty.................................	722,000	722,000	0	33,488
Lydian Overseas Partners Master Fund......................	35,000,000	35,000,000	0	1,623,377
Lyxor Master Fund...	17,000	17,000	0	788
Mainstay Convertible Fund.....................................	7,500,000	7,500,000	0	347,866
Mainstay VP Convertible Portfolio..........................	1,000,000	1,000,000	0	46,382
McMahan Securities Co. L.P...................................	174,000	174,000	0	8,071
Merrill Lynch, Pierce Fenner & Smith, Inc. (1)..........	450,000	450,000	0	20,872
Morgan Stanley & Co. (1).......................................	350,000	350,000	0	16,234
Morgan Stanley Dean Witter Convertible Securities Trust (1).....	3,000,000	3,000,000	0	139,147
Museum of Fine Arts, Boston..................................	46,000	46,000	0	2,134
Nalco Chemical Company.......................................	260,000	260,000	0	12,059
Nationwide Separate Account Trust, on behalf of its Nationwide Equity Income Fund...............................	800,000	800,000	0	37,106
Navigator Offshore Fund Ltd..................................	2,483,000	2,483,000	0	115,167
Navigator Partners LP...	690,000	690,000	0	32,004
Navigator Special Partners L.P................................	213,000	213,000	0	9,879
Nicholas Applegate Convertible Fund.......................	2,291,000	2,291,000	0	106,262
Nomura International PLC London............................	9,000,000	9,000,000	0	417,440
Northern Income Equity Fund.................................	1,000,000	1,000,000	0	46,382
Ohio National Fund, Inc., on behalf of its Blue Chip Portfolio..	50,000	50,000	0	2,319
Ohio National Fund, Inc., on behalf of its Equity Income Portfolio.....................................	130,000	130,000	0	6,030
Onex Industrial Partners Limited.............................	3,350,000	3,350,000	0	155,380
Oppenheimer Convertible Securities Fund.................	6,000,000	6,000,000	0	278,293
OZ Master Fund, Ltd...	6,000,000	6,000,000	0	278,293
Pacific Life Insurance Company..............................	1,000,000	1,000,000	0	46,382
Palladin Securities LLC...	500,000	500,000	0	23,191
Park Avenue Life Insurance Company.......................	100,000	100,000	0	4,638
Parker-Hannifin Corporation..................................	79,000	79,000	0	3,664
Pebble Capital, Inc...	1,350,000	1,350,000	0	62,616
Pell Rudman Trust Company...................................	1,550,000	1,550,000	0	71,892
Peoples Benefit Life Insurance Company TEAMSTERS separate account...	3,750,000	3,750,000	0	173,933

	CONVERTIBLE SENIOR NOTES		SHARES OF CLASS A COMMON STOCK	
	AMOUNT OF NOTES OWNED BEFORE OFFERING	PRINCIPAL AMOUNT OF NOTES THAT MAY BE SOLD	SHARES OWNED BEFORE OFFERING	SHARES THAT MAY BE SOLD
Physicians Life..	549,000	549,000	0	25,464
PRIM Board..	3,115,000	3,115,000	0	144,481
Primerica Life Insurance Company.............................	1,503,000	1,503,000	0	69,712
Principal Investors Fund, Inc on behalf of its Partners				
Large Cap Blend Fund..	40,000	40,000	0	1,855
Purchase Associates, L.P...................................	1,103,000	1,103,000	0	51,160
Putnam Asset Allocation Funds - Balanced Portfolio..................	447,000	447,000	0	20,733
Putnam Asset Allocation Funds - Conservative Portfolio...........	508,000	508,000	0	23,562
Putnam Convertible Income - Growth Trust............................	4,500,000	4,500,000	0	208,720
Putnam Convertible Opportunities and Income Trust.................	114,000	114,000	0	5,288
Quattro Fund Ltd...	3,000,000	3,000,000	0	139,147
Queens Health Plan...	85,000	85,000	0	3,942
R(2) Investments, LDC......................................	42,000,000	42,000,000	0	1,948,052
Ramius Capital Group.......................................	1,500,000	1,500,000	0	69,573
RCG Latitude Master Fund...................................	750,000	750,000	0	34,787
RCG Multi Strategy LP......................................	300,000	300,000	0	13,915
Retail Clerks Pension Trust................................	3,000,000	3,000,000	0	139,147
Retail Clerks Pension Trust #2.............................	2,000,000	2,000,000	0	92,764
Sage Capital..	3,850,000	3,850,000	0	178,571
Salomon Smith Barney Inc (1)..............................	1,030,000	1,030,000	0	47,774
San Diego City Retirement.................................	1,371,000	1,371,000	0	63,590
San Diego County Convertible..............................	2,960,000	2,960,000	0	137,291
San Diego County Employees Retirement Association.............	1,900,000	1,900,000	0	88,126
Screen Actors Guild Pension Convertible.....................	745,000	745,000	0	34,555
Silvercreek Limited Partnership............................	3,038,000	3,038,000	0	140,909
St. Albans Partners Ltd...................................	5,000,000	5,000,000	0	231,911
Starvest Combined Portfolio...............................	1,000,000	1,000,000	0	46,382
State of Oregon - Equity.................................	5,025,000	5,025,000	0	233,071
State of Oregon/SAIF Corporation..........................	9,785,000	9,785,000	0	453,850
SunAmerica Series Trust, on behalf of its Federated				
Value Portfolio..	1,000,000	1,000,000	0	46,382
TCI Bresnan LLC...	0	N/A	0	9,098,006 (2)
TCID of Michigan, Inc.....................................	0	N/A	0	15,117,743 (2)
TCW Group, Inc..	12,075,000	12,075,000	0	560,065
The Class IC Company, Ltd.................................	3,000,000	3,000,000	0	139,147
The Estate of James Campbell..............................	356,000	356,000	0	16,512
The James Campbell Corporation............................	306,000	306,000	0	14,193
The Travelers Indemnity Company...........................	4,956,000	4,956,000	0	229,870
The Travelers Insurance Company - Life....................	2,548,000	2,548,000	0	118,182
The Travelers Insurance Company Separate Account TLAC......	289,000	289,000	0	13,404
The Travelers Life and Annuity Company....................	304,000	304,000	0	14,100
TQA Master Plus Fund, Ltd.................................	1,000,000	1,000,000	0	46,382
TQA Masterfund, Ltd.......................................	3,650,000	3,650,000	0	169,295
Travelers Series Trust Convertible Bond Portfolio....................	400,000	400,000	0	18,553
Tribeca Investments LLC...................................	27,500,000	27,500,000	0	1,275,510

	CONVERTIBLE SENIOR NOTES		SHARE OF CLASS A COMMON STOCK	
	AMOUNT OF NOTES OWNED BEFORE OFFERING	PRINCIPAL AMOUNT OF NOTES THAT MAY BE SOLD	SHARES OWNED BEFORE OFFERING	SHARES THAT MAY BE SOLD
UBS AG London Branch..	14,000,000	14,000,000	0	649,351
UBS O'Connor LLC (f/b/o UBS Global Equity Arbitrage Master, Ltd.)..	10,000,000	10,000,000	0	463,822
UBS Warburg LLC..	3,500,000	3,500,000	0	162,338
University of Rochester...	43,000	43,000	0	1,994
Value Line Convertible Fund, Inc................................	500,000	500,000	0	23,191
Value Realization Fund, LP..	11,675,000	11,675,000	0	541,512
Van Kampen Harbor Fund...	3,000,000	3,000,000	0	139,147
Viacom Inc. Pension Plan Master Trust	68,000	68,000	0	3,154
Wake Forest University..	1,296,000	1,296,000	0	60,111
Wasserstein Perella Securities Inc..............................	1,000,000	1,000,000	0	46,382
White River Securities L.L.C......................................	5,000,000	5,000,000	0	231,911
Worldwide Transactions, Ltd......................................	51,000	51,000	0	2,365
Writers Guild Convertible..	435,000	435,000	0	20,176
Wyoming State Treasurer...	1,496,000	1,496,000	0	69,388
Yield Strategies Fund LLP..	1,000,000	1,000,000	0	46,382
Zazove Hedged Convertible Fund, LP.........................	1,070,000	1,070,000	0	49,629
Zazove Income Fund LP...	1,410,000	1,410,000	0	65,399
ZCM/HFR Index Management, L.L.C. (f/k/a Zurich HFR Master Hedge Fund Index Ltd.)................................	100,000	100,000	0	4,638
Zeneca AG Products, Inc...	150,000	150,000	0	6,957
Zeneca Holdings Trust..	375,000	375,000	0	17,393

(1)   These entities and/or their affiliates have provided, and may from time to time provide, investment banking services to Charter Communications, Inc. and its subsidiaries, including, among other things, acting as lead and/or co-manager with respect to offerings of debt and equity securities.

(2)   Represents the number of shares of Class A common stock for which the selling securityholders may exchange their Class A Preferred Units in CC VIII, LLC and an indeterminate number of shares issuable upon such exchange, as such number may be adjusted under certain circumstances.

_____

SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE CONVERTIBLE SENIOR NOTES OR SHARES OF OUR CLASS A COMMON STOCK.

_____

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 25, 2003.